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                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.    5  )*
                                         ------

                                BARRA, Inc.
                     ----------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                068313-10-5
                     ----------------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages


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CUSIP No. 068313-10-5                 13G                 Page  2  of     Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON

          A.  Andrew Rudd
          B.  Rudd Family Trust
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                               (a)  / /
                                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

          A.  England
          B.  California
-------------------------------------------------------------------------------
    NUMBER OF            (5) SOLE VOTING POWER
     SHARES                  876,900   (See Item 6 on page 3 of this statement.)
  BENEFICIALLY           ------------------------------------------------------
    OWNED BY             (6) SHARED VOTING POWER
      EACH                   1,804,850 (See Item 6 on page 3 of this statement.)
   REPORTING             ------------------------------------------------------
     PERSON              (7) SOLE DISPOSITIVE POWER
      WITH                   876,900  (See Item 6 on page 3 of this statement.)
                         ------------------------------------------------------
                         (8) SHARED DISPOSITIVE POWER
                             1,804,850 (See Item 6 on page 3 of this statement.)
--------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,681,750    (See Item 6 on page 3 of this statement.)
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                       (See Item 6 on page 3 of this statement.)
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       19.80%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
       A.  IN
       B.  00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 4 Pages


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ITEM 1(a).  NAME OF ISSUER

            BARRA, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            2100 Milvia Street
            Berkeley, CA 94704


ITEM 2(a).  NAME OF PERSONS FILING

            A.  Andrew Rudd
            B.  Rudd Family Trust


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            A.  35 Valley View Road, Orinda, CA 94536
            B.  35 Valley View Road, Orinda, CA 94536


ITEM 2(c).  CITIZENSHIP OR PLACE OF ORGANIZATION

            A.  England
            B.  California


ITEM 2(d).  TITLE OF CLASS OF SECURITIES

            Common Stock


ITEM 2(e).  CUSIP NUMBER

            068313-10-5


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13-d1(b), OR 13-d-2(b), CHECK WHETHER OR NOT THE PERSON FILING IS A:

            N/A

ITEM 4.     OWNERSHIP

            The information required by this Item 4 is set forth on the cover page of this Schedule 13G in Items 5-11 and is incorporated herein by this reference. See Item 6 below.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            As of December 31, 1997, the Rudd Family Trust (the "Trust") held title to 1,779,850 shares of Common Stock of BARRA, Inc. (the "Stock"). Andrew Rudd ("Dr. Rudd") and his wife (Virginia Rudd) are the trustees of the Trust and, as such, share the voting and dispositive powers for such Stock. The Trust's Interest in such Stock represented approximately 13.14% of the issued and outstanding Stock as of December 31, 1997.


                                Page 3 of 4 Pages

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         As of December 31, 1997, the Rudd Family Foundation (the "Foundation")
         held title to 25,000 shares of the Stock. Dr. Rudd, his wife and one of his sons are the trustees of the Foundation and, as such, share the voting and dispositive powers for such Stock. The Foundation's interest in such Stock represented less than five percent of the issued and outstanding Stock as of December 31, 1997.

         As of December 31, 1997, Dr. Rudd held title to 876,900 shares of the Stock. This Stock represents shares issued as a result of a 3 for 2 split of the Stock, which occurred before Dr. Rudd's October 1, 1997 transfer of 1,728,800 shares of the Stock to the Trust and 25,000 shares of the Stock to the Foundation was completed. Dr. Rudd is presently in the process of transferring 864,400 shares of such Stock to the Trust and 12,500 shares of such Stock to the Foundation. Until such transfer is completed, Dr. Rudd will have sole voting and dispositive power for such Stock. Dr. Rudd's interest in such Stock represented approximately 6.47% of the issued and outstanding Stock as of December 31, 1997.

         As of December 31, 1997, 48,448 shares of the Stock were held in equal parts by "Peter Rudd as custodian for [each of Dr. Rudd's four children] under the California Transfers to Minors Act" ("CUTMA") and 72,300 shares of the Stock were held by the CANN 1997 Trust ("CANN"). Neither Dr. Rudd nor the Trust has sole or shared voting or dispositive power over the Stock held by CUTMA or CANN. Accordingly, Dr. Rudd and the Trust each disclaims beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A


ITEM 10. CERTIFICATION

         N/A


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 11, 1997
                                       ----------------------------------------
                                                         Date

                                                  /s/  Andrew Rudd
                                       ----------------------------------------
                                                      Signature

                                                     Andrew Rudd
                                       ----------------------------------------
                                                      Name/Title


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